FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event. Dividends.

Payment Schedule.

Autonomous City of Buenos Aires, May 21 2025

Messrs.

Argentine Securities and Exchange Commission

RE: Relevant Event. Dividends. Payment Schedule

Dear Sirs,

The Shareholders of Banco BBVA Argentina S.A. (the “Bank”) are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 23, 2025, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority (“BCRA”) obtained on May 12, 2025 and the Board of Directors meeting held on May 21, 2025, approved the payment of a dividend in the amount of AR$ 89.413.163.000 expressed in homogeneous currency as of December 31, 2024. That amount in homogeneous currency as of today is AR$ 99,774,577,770, according to the latest consumer price index (CPI) published by the National Institute of Statistics and Censuses (INDEC).

Dividends would be paid as follows.

Non-resident shareholders

Non-resident shareholders may choose to receive their dividends in a single installment for the purposes of being applied to the subscription of Bonds for the Reconstruction of a Free Argentina (the “BOPREAL” or “Payment in BOPREAL”) Series 4, payment shall be made on the date of clearance of the tender carried out by the BCRA.

In the event that you have not elected  the BOPREAL, payment to non-resident shareholders shall be made in pesos.

Resident shareholders

Payment to resident shareholders will be made in pesos (the “Payment in Pesos”).

Payment schedule

Payment in BOPREAL will be made on the settlement date of the tender carried out by the BCRA.

The Payment in Bonds and the Payment in Pesos will be made in 10 installments, according to the following schedule:

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

YEAR 2025
Installment N°	Cut-off date	Payment date	Argentine Pesos AR$
1	June 25th	June 30th	AR$ 3,337,015,991
2	July 28th	July 31th	AR$ 3,337,015,991
3	August 26th	August 29th	AR$ 3,337,015,991
4	September 25th	September 30th	AR$ 3,337,015,991
5	October 28th	October 31st	AR$ 3,337,015,991
6	November 25th	November 28th	AR$ 3,337,015,991
7	December 23rd	December 30th	AR$ 3,337,015,991
8	January 27th	January 30th	AR$ 3,337,015,991
9	February 24rd	February 27th	AR$ 3,337,015,991
10	March 26th	March 31st	AR$ 3,337,015,991

(1)	The amounts of each instalment correspond to 33.45 % of the share capital amounting to $ 612,710,079. Non-resident shareholders who opted to subscribe to BOPREAL were not included when making such calculation.
(2)	The amount shall be expressed in a homogeneous currency at the date on which each instalment is made available.

The corresponding notice of payment shall be issued each time the dividend is made available, and shall again include: i) the amount to be made available to shareholders; ii) the amount per share; and iii) whether the dividend payable is subject to some form of withholding tax.

American Depositary Shares (ADS)

Holders of American Depositary Shares (ADS) will receive payment through the depositary bank, Bank of New York Mellon, from the date determined by application of the rules governing the jurisdiction where the Bank's ADSs are listed. In that sense, the cut-off and/or payment dates may differ from those reported here.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Tax withholdings

The dividends that are proposed to be declared are subject to the 7% withholding established in article 97 of the Income Tax Law, text ordered in 2019.

From the distribution of dividends, where applicable, the amounts duly paid by the Bank, in its capacity as Substitute Responsible for the Personal Property Tax corresponding to the period 2024 of those Shareholders who have been reached by the referred tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 following article 25 of Law No. 23,966.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: May 21, 2025	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer